

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

R. Andrew White
Chief Executive Officer, President and Director
Mercury Ecommerce Acquisition Corp
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098

> **Re: Mercury Ecommerce Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2022**
> **File No. 001-40679**

Dear R. Andrew White:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tonya Mitchem Grindon